Blue Shrimp Films, LLC

Unaudited financial statements for inception – September 30th, 2019

Nuestro Camino
May 1, 2019 (Inception) to September 30, 2019
Income Statement

US Dollars	2019
REVENUES	
COST OF SALES	
GROSS PROFIT	-
TOTAL SG&A EXPENSES	**4,298**
INCOME FROM OPERATIONS	**(4,298)**
Other Income/Expense	
Donations	7,838
NET INCOME	**3,540**

Nuestro Camino
May 1, 2019 (Inception) to September 30, 2019
Income Statement

Balance Sheet

US Dollars in 000s	Total
ASSETS	
Current Assets:	
Cash	3,540
Total Current Assets	3,540
Total Assets	**3,540**
LIABILITIES & SHAREHOLDERS' EQUITY	
Shareholders' Equity:	
Retained Earnings	3,540
Total Shareholders' Equity	3,540
Total Liabilities and Shareholders' Equity	**3,540**

Nuestro Camino
May 1, 2019 (Inception) to September 30, 2019
Income Statement

-

Statement of Cash Flows

US Dollars in 000s	Total
OPERATING ACTIVITIES	
Net Income (Loss)	3,540
Net Cash - Operating	**3,540**
Increase (Decrease) in Cash	**3,540**
Balance at Beginning of Period	-
Balance at End of Period	**3,540**

Blue Shrimp Films, LLC

Notes to Consolidated Financial Statements

September 2019

NOTE A: ORGANIZATION AND NATURE OF ACTIVITIES

Blue Shrimp Films, LLC ("the Company") is a limited liability corporation organized under the laws of the State of California. The Company's main activity will be the production and sale of feature-length films, beginning with the film, "Nuestro Camino". The Company will conduct an equity crowdfund offering during Q4 2019 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2. Use of Estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Cash and Cash Equivalents:

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

No assurance is provided on these financial statements.

4. Income Taxes:

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the state of California. The Company's tax filings in the State of California will be subject to review by that State for three years from the original filing date.

5. Revenue Recognition

Revenues from product sales are recognized when title passes to the customer, which generally occurs upon purchase. Sales are recorded net of any discounts and refunds. Sales are expected to primarily consist of film sales.

6. Contributions

In 2019, the Company received $7,838 in donations for the production of its film. No repayment terms or obligations exist between this outside part or the company.

NOTE C: CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D: Subsequent Events

Management has evaluated subsequent events through October 2019, the date that the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

NOTE E: Member Liability

The Company is a limited liability company. The financial liabilities and obligations of each member are limited to their respective capital contributions.

No assurance is provided on these financial statements.